December 18, 2007

Mr. Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington D.C. 20549

Re:	GenVec, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-24469

Dear Mr. Rosenberg:

We are counsel for GenVec, Inc. (the “Company”) and are writing on the Company’s behalf with regard to your letter relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The letter indicates that you would like to receive a response to your comments within ten business days, which is December 28, 2007. Because of the approaching end of the calendar year, we would like to respectfully request, on behalf of the Company, a ten business day extension until January 14, 2008. The additional ten business days will greatly assist the Company in allocating the resources necessary to provide adequate responses to your comments.

Thank you for your consideration of this matter. If there is any concern, please contact the undersigned at (410) 659-2777 at your earliest convenience.

Sincerely,

/s/ Asher M. Rubin

Asher M. Rubin